FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 30, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES RECERTIFICATION OF ITS MECHEL CAMPIA TURZII ROMANIAN SUBSIDIARY FOR ISO 9001:2000 INTERNATIONAL STANDARD

Campia Turzii, Romania – October 30, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the completion of the quality management system audit at its Mechel Campia Turzii Romanian subsidiary, resulting in the recertification of its compliance with the ISO 9001:2000 international standard.

A regular supervisory audit of the quality management system for its compliance with the ISO 9001:2000 international standard was completed at Mechel Campia Turzii in October. The original certification of Mechel Campia Turzii’s quality management system was obtained from the international quality assurance company, Lloyd’s Register, in 2000, with a recertification conducted in November 2006.

In the process of the audit, the auditors of Lloyd’s Register Certification Centre visited the plant’s workshops, departments, units, and test laboratories, and assessed their operations in product quality maintenance for compliance with internal document requirements and procedures. The audit determined that the plant is compliant with the standards. The auditors’ commission made positive note of the plant’s quality system and production organization and management system, distinct task and objective assigning, and appropriate structure of its quality assurance units.

The audit resulted in re-attesting Mechel Campia Turzii’s quality management system for steel rolled stock and hardware production as efficiently functioning. The auditors recertified the plant’s compliance with the established requirements and the ISO 9001:2000 certificate, which shall remain in effect till December 2009.

Mechel Campia Turzii’s General Director Gennadiy Somov noted at the audit’s conclusive meeting: “Mechel Campia Turzii is currently at its final stage of preparing the plant’s long term development program for 2008-2011, which provides for development of the entire enterprise: from its own steelmaking to producing long products and hardware with high added value. As soon as late 2007, we plan to finalize contracts for delivering equipment, constructing a continuous caster, and reconstructing Wire Mill 230. Long term development of the plant also provides for improving the quality system at Mechel Campia Turzii. The system will enable the plant to maintain its share in the rolled and hardware product market by maintaining high quality levels, while significantly reducing production costs and production cycle time.”

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: October 30, 2007